

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2015

Marc B. Lautenbach
Chief Executive Officer
Pitney Bowes Inc.
3001 Summer Street
Stamford, CT 06926

      Re: Pitney Bowes Inc.
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed February 20, 2015
              File No. 001-03579

Dear Mr. Lautenbach:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Revenue Recognition

Standalone Software Sales and Integration Services, page 45

1.   We note your disclosure regarding multiple element arrangements that include only software and software related elements. Please tell us the elements included in these multiple element software arrangements and describe, in greater detail, your methodology for establishing VSOE for each of the elements. When VSOE is based on stated renewal rates please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers

actually renew at such rates. Alternatively, when VSOE is based on stand-alone sales, please provide the volume and range of stand-alone sales used to establish VSOE.

14. Income Taxes, page 76

2.   We note that your foreign effective tax rate increased significantly in 2014. We also note fluctuations in the "other impact of foreign operations" line item in the periods presented. However, it is unclear from your discussion on page 76 which items are impacting this line item in 2013 and 2014. Please tell us what consideration you gave to providing a more detailed discussion regarding the specific underlying causes of changes in your foreign tax rates separately from your domestic tax rates. As part of your response, please explain why the "other impact of foreign operations" line item decreased from 2013. Refer to Item 303(a)(3)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Christine Dietz, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant